Simon Says
Transcript Export
https://simonsays.ai

Thank you Cui Laoshi - TRANSLATED
Created on: 2021-05-20 16:02:04
Project Length: 00:02:20

File Name: Thank You Cui Laoshi (en).mp4
File Length: 00:01:10

FULL TRANSCRIPT (with timecode)

00:00:15;27 - 00:00:55;09
I have too many QQs on my phone

Commented [1]: 的天我的手机 qq 太多了